September 3, 2019


Via E-Mail

Jonathan Wolfman
Wilmer Cutler Pickering Hale & Dorr LLP
60 State Street
Boston, Massachusetts 02109

       Re:    Eaton Vance Corp.
              Schedule TO-I filed on August 28, 2019
              File No. 5-39408

Dear Mr. Wolfman:

        The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our review was limited to the specific issues identified in our comments below.
All defined terms have the same meaning as in the Offer to Exchange included as Exhibit
99(a)(1)(A) to the Schedule TO-I.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I filed August 28, 2019

Offer to Exchange - General

   1. This offer is being made by Eaton Vance Corp. for securities issued by its majority-
      owned subsidiary, Parametric Portfolio Associates LLC. Rule 13e-4(h)(4) excludes from the application of Rule 13e-4 tender offers already subject to Section 14(d) of the
      Exchange Act. The exemption from Section 14(d) provided in paragraph 14(d)(8)(B) has not been extended to tender offers by affiliates of an issuer, other than offers by the issuer's wholly-owned subsidiary. See footnote 34 in Exchange Act Release No. 14234
      (December 8. 1977). In your response letter, analyze why Eaton Vance is conducting this offer under Rule 13e-4/Schedule TO-I.
 Jonathan Wolfman, Esq.
Wilmer, Cutler, Pickering, Hale & Dorr, LLP
September 3, 2019
Page 2


   2. See our last comment above. The "global relief" letter issued by the Division of
      Corporation Finance for issuer employee stock option exchange offers is only available for issuer tender offers conducted for compensatory reasons that otherwise meet the criteria outlined in that letter. See Issuer Exchange Offers Conducted for Compensatory
      Purposes (March 21, 2001). If Regulation 14D and not Rule 13e-4 is applicable to your offer, its terms must be revised to comply with that provision, without reliance on the global relief letter for employee option exchange offers.

   3. The final terms of this exchange offer will not be set until 4:00 pm on the expiration date.
      Tell us how this is consistent with Item 4 of Schedule TO and Item 1004 of Regulation
      M-A and the extension requirements of both Rule 13e-4 and Regulation 14E.

          We remind you that the filing person is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.


                                                    Sincerely,

                                                    /s/ Christina Chalk

                                                    Christina Chalk
                                                    Senior Special Counsel
                                                    Office of Mergers and
Acquisitions